ANSLOW & JACLIN, LLP                                          RICHARD I. ANSLOW
   Counselors at Law                               EMAIL: RANSLOW@ANSLOWLAW.COM

                                                                GREGG E. JACLIN
                                                   EMAIL: GJACLIN@ANSLOWLAW.COM
                                                  -----------------------------
                                                                 AMOD CHOUDHARY
                                                EMAIL: ACHOUDHARY@ANSLOWLAW.COM

October 22, 2004

Mr. Roger Schwall
Division of Corporation Finance
U.S. Securities & Exchange Commission
Mail Stop 0405
Washington, D.C.  20549

     Re:  Western Exploration Inc.
          Registration Statement on Form SB-2
          Filed on August 11, 2004

Dear Mr. Schwall:

We represent Western Exploration Inc. We are in receipt of your letter dated September 3, 2004 and the following sets forth our comments to same:

Auditors' Report
----------------

1. Please revise to indicate that the audit was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States).

     Answer: The auditors report has been revised to indicate that the audit was performed in accordance with standards of the Public Company Accounting Oversight Board.

Auditor's Consent
-----------------

2. You have provided a consent covering the financial statements for Universal Flirts, Corp., rather than a consent covering the registrant's financial statement. Please revise , accordingly.

     Answer: The consent has been revised to cover the financial statements for the Company.

Engineering Comments

General
-------

3. In general, refrain from using the term "resource" or "mineral resource" or "mineralized material." Use the term :limestone material(s)" as a replacement. Revise your disclosure accordingly.

     Answer: The SB-2 has been revised to replace the terms, "resource", "mineral resource" or "mineralized material" with "limestone material" throughout the document.

4. You cite the names of two geologists. Provide as an exhibit, a written consent from any experts whose name you cite, and/or whose work you incorporate into your document. These consents should concur with the summary of the information in the report disclosed, and agree to being named as expert in the registration statement.

     Answer: The Company engaged Mr. George Nicholson P. Geo, Nicholson & Associates to seek out mineral projects in British Columbia. A consent has not been provided from Mr. Nicholson since the Company did not use him as a geologist on any of its property. The SB-2 has been revised to clarify that the Company retained Mr. Nicholson solely for the purpose of assisting the Company in locating potential projects. The Company eventually decided to pursue the Mount McGuire limestone project and retained an independent geologist, Laurence Stephenson, to provide the report on the property. The Company hired Mr. Stephenson to research and issue a report on the property as based on his prior knowledge of limestone deposits in the Fraser Valley Region and the recommendation of Brock McMichael, the owner of the property. Attached as an exhibit is the consent provided by Mr. Stephenson.

5. In several places in your document, you cite tonnage figures in the billions of limestone. Refrain from disclosing estimates that are not supported by three-dimensional sampling data, and do not rely on geologic inference. Industry Guide 7 does not allow the disclosure of raw estimates of limestone materials, or quantity projections of what you think may exist in a certain location. Until you have an economic model that allows you to estimate that you can establish a commercially viable quarrying operation at certain capacity, cost and market specifications, refrain from predictions of what it takes to establish a commercial operation. Revise your disclosure accordingly.

     Answer: The prospectus has been revised to remove the references to the tonnage figure estimate and to refer to initial quarry.

6. Refrain from providing duplicating disclosure anywhere in the document, particularly in the geologic descriptions.

     Answer:   The SB-2 has been revised to remove the repeated disclosures.

7. For your information, before you can designate any "reserve" quantities that you can disclose in SEC filings, you must demonstrate that you can penetrate the market, establish a commercially viable operation, and sell a sufficient quantity that you can make a profit after all expenses including return of capital. This generally requires industrial mineral companies to develop a feasibility study that includes estimated quantities of material based on drilling, sampling and geologic understanding, current costs and market prices, a cash flow analysis, and a sales contract, binding letter of intent or other proof that you have a successfully marketed your material.


     Answer: The Company has confirmed that it understands that it is far from being able to announce any limestone reserves until they have completed the four stage work program outlined in the SB-2.

Description of Business, page 21
--------------------------------

8. In this section, you discuss various markets but never address your potential competitive advantages comparing location, market segment or quality of product. Assuming you have the information, addressing these items rather than providing discourse on general market elements; your disclosure will be more meaningful and less confusing to investors. Minimize lengthy, speculative discourses on potential markets. Focus on and disclose what you know; while admitting what you don't know but plan to find out.

     Answer: The Company has only completed a British Columbia general market study to determine how much limestone is produced in British Columbia. The Company has included the general information in the total limestone market and have roughly determined that at least 10 million tonnes of limestone are produced annually in British Columbia. In order to be realistic, the Company has disclosed that it will initially focus on developing a plan to produce about 50,000 to 100,000 tonnes of limestone products per year which is less than 1% of what is being annually produced in British Columbia. Therefore the Company will be careful not to set-up an expensive exploration program to try and prove a significant amount of limestone such as 1.0 billion tonnes of limestone which would be equivalent to 100 years supply for what British Columbia annually supply to the market.

               Based upon same, the Company is planning on further work on the property to see if sufficient high grade limestone is concentrated in an area that can be quarried. The Company will then develop a plan to approach limestone end users and suppliers to determine the potential limestone products market the Company is likely able to produce from the Mount McGuire limestone material.

9. Insert a small-scale map showing the location and access to your property. Also indicate the location of potential markets, competitors, and transportation facilities. Note that SEC's EDGAR program now accepts digital maps; so please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EGDAR manual. And if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise provide the map to the staff for our review.

     Answer: A map has been inserted showing the location and access to the property.

Agriculture Project Growth, page 10
-----------------------------------

10. In the fourth paragraph of this section and the title of the next subsection on this page, revise "market program" to "market evaluation."

     Answer: This paragraph and the title of the next subsection have been revised to "market evaluation".

Phase I, page 10
----------------

11. In the first paragraph of this section, indicate that this limestone deposits is "potentially" very large. Revise accordingly. Either supplementally furnish evidence that your limestone deposits is the "largest undeveloped limestone deposit" in the lower Mainland region of British Columbia, or revise you disclosure.

     Answer: This section has been revised to disclose that the limestone deposits are "potentially" very large. The information was taken from a map entitled "Limestone and Dolomite Occurrences of British Columbia" map prepared by Province of British Columbia Ministry of Energy Mines and Petroleum Resources Geological Survey Branch 1985-1990. The map was cited as a source in the engineering report. The Company has revised the SB2 to make reference to the fact the Provincial and Federal governments have shown it. The Lower Mainland has only 5 limestone occurrences and all occurrences are in the Chilliwack area. Mount McGuire deposit is the largest one.

Phase IV, page 12
-----------------

12. In reference to your discussion of a "scoping" study, considering general mining terminology, a scoping study only provides a very preliminary cost estimate. Indicate that at this stage, you will still only have a very preliminary idea of what the production costs might be. Disclose the difference between a scoping study and preliminary and final feasibility studies, and how this studies fit into your plans, particularly how these mining terms relate to your term "business plan" at the bottom of this section.

     Answer: This section has been revised to disclose how the scoping study results will form a part of the final business plan.

13. Provide a discussion concerning any commercially viable industrial mineral operations dependence on your ability to obtain contracts to supply various customers.

     Answer: This section has been revised to disclose that the Company must enter into supply contacts with its customers.

Geology of the Mount McGuire Claims, page 13
--------------------------------------------

14. Industry Guide 7 calls for "brief" descriptions of geology. Revise accordingly.

     Answer: This section has been revised to provide for a "brief" description of geology.

Very truly yours,

ANSLOW & JACLIN, LLP


By:  /s/ Gregg E. Jaclin
--------------------------------
         GREGG E. JACLIN

GEJ/tf